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                             June 2, 2020

       Donald Wenner
       President, DLP PNF Manager LLC
       DLP Positive Note Fund LLC
       605 Palencia Club Drive
       St. Augustine, FL 32095

                                                        Re: DLP Positive Note
Fund LLC
                                                            Amendment No. 2 to
Form 1-A
                                                            Filed May 22, 2020
                                                            File No. 024-11180

       Dear Mr. Wenner:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 9, 2020 letter.

       Amendment No. 2 to Form 1-A

       Description of Securities Offered, page 37

   1. We reissue prior comment 1 to the extent it applies to waiver of jury trial set forth in section 6.02(b) of the
Limited Liability Company Operating Agreement. Please describe this provision in your
offering circular. Also disclose:

                                                            Whether this
provision applies to federal securities law claims;
                                                            Whether this
provision applies to other applicable state or federal law claims;
                                                            Whether secondary
purchasers would be subject to this provision;
 Donald Wenner
FirstName LastNameDonald Wenner
DLP Positive Note Fund LLC
Comapany NameDLP Positive Note Fund LLC
June 2, 2020
June 2, 2020 Page 2
Page 2
FirstName LastName

              If you plan to apply this provision to federal securities law claims, that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder (see Section 14 of the Securities Act and Section
              29(a) of the Exchange Act);
              If applicable, risk factors relating to this provision; and If applicable, uncertainty regarding whether courts would enforce this provision.

         If this provision does not apply to federal securities law claims, please revise your exhibit to clarify.
Prior Performance Summary
Table I, page 42

2.       We note that you have included an overview of DLP Income & Growth Fund
I, LLC
         twice and no overview has been included for DLP Fixed Fund I, LLC. Please revise as appropriate.
3. We note your response to prior comment 4 and the revised disclosure on page 42. We note that the dollar amount offered in prior Program A (DLP Lending Fund, LLC) and prior
         Program C (DLP Income & Growth Fund I, LLC) is inconsistent with the overview on pages 40 and 41. Please revise to correct these discrepancies.
Table III, page 44

4. We note your response to prior comment 5 and the revised disclosure on pages 44 and 45.
         We note that you have disclosed the total dollar amount of distributions paid for each program. Please further revise Table III to disclose the dollar amount of distributions per
         $1,000 investment.
Note Schedule, page 63

5. We note your response to prior comment 9. It appears you are proposing to offer additional securities with terms that differ from those set forth in the Note Schedule.
         Please revise the disclosure throughout the filing to delete the "periodic change" of the interest rates and maturity dates or advise. Also clarify throughout the filing the maturity dates of the notes. For example, the Note Schedule reflects three different maturity dates but your disclosure elsewhere indicates that there may be additional maturity dates. For the open redemption notes, please indicate the final maturity dates. Also revise your disclosure throughout the filing to clarify that you are only offering up to $50 million in notes and state the termination date of the offering. See Rule 251(d)(3)(i)(F).
 Donald Wenner
DLP Positive Note Fund LLC
June 2, 2020
Page 3



       You may contact Jorge Bonilla at 202-551-3414 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameDonald Wenner
                                                          Division of
Corporation Finance
Comapany NameDLP Positive Note Fund LLC
                                                          Office of Real Estate
& Construction
June 2, 2020 Page 3
cc:       Ira Levine, Esq.
FirstName LastName